Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2009 JUN -5 A 11:14

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	29 May 2009	*No of sheets:*	*1*

Current report 20/2009

SUPPL

The Management Board of KGHM Polska Miedź S.A. announces that on 29 May 2009 a purchase-sale contract was entered into between KGHM Polska Miedź S.A. as buyer, Salobo Metais S.A. as seller and Companhia Vale do Rio Doce as guarantor, for copper concentrates in years 2012 – 2016 with an automatic extension option for the next five years.

The estimated value of this contract in the first five years in which it will be in force is from USD 639 007 273, i.e. PLN 2 071 533 776, to USD 968 882 139, i.e. PLN 3 140 922 118, depending on the amount of tonnage under option. This amount was estimated based on the forecast price of payable metals (using a forward copper curve and silver and gold prices from 28 May 2009) and the National Bank of Poland exchange rate from 28 May 2009.
This contract foresees contractual penalties for failure to execute payments on time.

The criteria used for describing the contract as significant is that the estimated value of the contract exceeds 10% of the equity of KGHM Polska Miedź S.A.

Legal basis: § 5 sec. 1 point 3 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259)

09046567

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

The report is available on the website of the Company: www.kghm.pl

7/20

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	1 June 2009	*No of sheets:*	1

Current report 21/2009

The Management Board of KGHM Polska Miedź S.A. announces that, taking into consideration an analysis being carried out of the financial situation of the Company, it will make a decision by 5 June 2009 on altering its recommendation to the General Meeting regarding the appropriation of profit for financial year 2008.
As a result, the proposed resolution on the appropriation of profit for financial year 2008 for the Ordinary General Meeting, convened for 16 June 2009, will be published at a later date (by 5 June 2009) than that resulting from principle II.1.4 of the Code of Best Practice for WSE Listed Companies.

Legal basis: § 29 sec. 3 of the Warsaw Stock Exchange Rules

I WICEPREZES ZARZĄDU
Herbert Wirth

WICEPREZES ZARZĄDU
Maciej Tybura

2009 JUN -5 A

The report is available on the website of the Company: www.kghm.pl